Owlet, Inc.

2500 Executive Parkway, Suite 500

Lehi, Utah 84043

August 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Christopher Edwards

Re:	Owlet, Inc.

Registration Statement on Form S-1 (As Amended)

File No. 333-258506

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Owlet, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on August 24, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008 or, in his absence, Benjamin Potter at (650) 470-4809.

Thank you for your assistance in this matter.

Very truly yours, OWLET, INC.

By:	/s/ Jacob Briem
Jacob Briem General Counsel and Secretary

cc:	Kurt Workman, Owlet, Inc.

Kate Scolnick, Owlet, Inc.

Benjamin Potter, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP